EXHIBIT 21.1

PC MALL, INC.

SUBSIDIARIES OF THE REGISTRANT

As of December 31, 2005

Following are the subsidiaries of PC Mall, Inc., other than those which if considered in the aggregate as a single subsidiary would not constitute a significant subsidiary, and the state or other jurisdiction in which each subsidiary was incorporated or organized.

SUBSIDIARIES	JURISDICTION OF INCORPORATION
AF Services, LLC	Delaware
Onsale, Inc.	Delaware
OSRP, LLC	Delaware
PC Mall Canada, Inc.	Quebec
PC Mall Gov, Inc	Delaware
PC Mall Sales, Inc.	Delaware
Wareforce Corp. (1)	Delaware

(1)	Previously WF Acquisition Sub, Inc. Effective December 1, 2005, CCIT, Inc. merged with WF Acquisition Sub, Inc. and the name of the combined entity was changed to Wareforce Corp.